DGSE COMPANIES, INC.
11311 REEDER ROAD
DALLAS, TEXAS 75229

December 23, 2009

MR ..William Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549-0450

RE: Commission Review Comments Dated December 10, 2009
DGSE Companies
File No. 1-11048

Dear Mr. Thompson:

We hereby offer our response to the Commission’s comments:

1.	We agree that impairment losses related to marketable securities are properly classified as non-operating expenses and will be classified as such in our amended filings.
2.	Note 10 will be amended to include all outstanding warrants that were dilutive for the year ended December 31, 2007.
3.
The Form 10-Q for Fiscal quarter ended September 30, 2009 will be amended to provide the certification required by Rule 13a-14(b) (17CFR240.13a-14(b)) or Rule 15d-14(b) (17CFR240.15d-14(b)) and section 1350 of Chapter63 of Title 18 of the United States Code (18 U.S.C. 1350).

4.	The Form 10-Q for Fiscal quarter ended September 30, 2009 will be amended to provide the certification by our Chairman and Chief Executive Officer to conform to Item 601(b)(31) of Regulation S-K.

The Company acknowledges that:

A.	the Company is responsible for the adequacy of the disclosure in the filings;
B.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
C.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

DGSE Companies, Inc.

By: s/John Benson

Chief Financial Officer